Exhibit 3.1

CERTIFICATE OF AMENDMENT

to the

AMENDED AND RESTATED BYLAWS

of

ZYNERBA PHARMACEUTICALS, INC.

I, Suzanne M. Hanlon, in my capacity as Secretary of Zynerba Pharmaceuticals, Inc., a Delaware corporation (the “Company”), hereby certify that the Amended and Restated Bylaws (the “Bylaws”) of the Company were amended by a resolution adopted by the board of directors of the Company on July 29, 2021 as follows:

Section 1.5 of the Bylaws was deleted in its entirety and replaced as follows:

“A stockholders’ meeting duly called shall not be organized for the transaction of business unless a quorum is present. The holders of shares of stock representing 45% of the voting power of all shares of stock issued and outstanding and entitled to vote on a particular matter to be acted upon at a meeting, present in person or by proxy, shall constitute a quorum for the purposes of consideration and action on such matter. In the event the Corporation shall have more than one series or class of stock with varying voting rights, only those shares of stock authorized by the Certificate of Incorporation or the applicable provision of the DGCL shall be counted for purposes of determining if a quorum exists. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.”

Dated: July 29, 2021

/s/ Suzanne Hanlon
Suzanne M. Hanlon
Secretary